

January 10, 2011

Antal Markus
Chief Executive Officer
A & J Venture Capital Group, Inc.
23890 Copper Hill Drive, #206
Valencia, CA 91354

> **Re:** **A & J Venture Capital Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 5, 2011**
> **File No. 333-146441**

Dear Mr. Markus:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed January 5, 2011

1. We note that you have not included a letter from R.R. Hawkins stating whether it agrees with your disclosures. Please file the letter from R.R. Hawkins within 10 business days or within 2 business days of your receipt of the letter as an exhibit to an amendment to this Form 8-K in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain this letter from R.R. Hawkins, please explain to us in more detail why you are unable to obtain this letter and revise your Form 8-K to disclose to your investors the fact that you were unable to obtain this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Accounting Branch Chief